Exhibit 99.1

Ossen Innovation Announces Third Quarter 2014 Financial Results

To Host Conference Call at 8:30 am ET on December 29, 2014

SHANGHAI, Dec. 26, 2014 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the quarter ended September 30, 2014.

Dr. Liang Tang, Chairman of Ossen Innovation, commented: "Our business remained challenged on the back of China's GDP growth hitting 5-year low despite stimulus measures by the central government during the third quarter, leading to year-over-year declines in both our revenue and profitability. However, our Rare Earth coated products sales remained strong, growing 7% year-over-year to $24.7 million in the third quarter as we continue to win new contracts and add new customers. Additionally, we used lower grade raw materials for some of our Rare Earth coated products to improve margins without sacrificing product strength or quality. Looking ahead, despite continued economic headwinds, we remain confident in the long-term prospects of our business and believe we are well positioned for an eventual recovery of the steel materials industry."

Three Months Ended September 30, 2014 Financial Results

	For the Three Months Ended September 30,
($ millions, expect per share data)	2014	2013	% Change
Revenue	$27.9	$33.1	-16%
Gross profit	$2.4	$3.9	-38%
Gross margin	8.7%	11.7%	-3%
Operating income	$0.9	$2.9	-70%
Operating margin	3.1%	8.7%	-6%
Net income attributable to Ossen Innovation	$0.5	$1.7	-72%
EPS	$0.02	$0.08	-72%

For the three months ended September 30, 2014, revenue decreased by $5.3 million, or 16%, to $27.9 million from $33.1 million for the same period of last year, mainly due to the weaknesses in both Zinc coated products and plain surface pre-stressed ("PC") strands sales and partially offset by strength in Rare Earth coated products sales. The sales of coated PC steel materials, including Rare Earth and Zinc coated products, decreased by $2.9 million, or 11%, to $24.7 million and accounted for 89% of total sales for the three months ended September 30, 2014. The sales of Rare Earth and Zinc coated products were $24.7 million and nil, respectively, for the three months ended September 30, 2014, compared to $23.0 million and $4.6 million for the same period of last year. Zinc coated products, that didn't contribute any revenue during the third quarter of 2014, are expected to generate revenue in future quarters based on current order trends. The sales of plain surface PC strands also decreased by approximately $2.4 million, or 43%, to $3.1 million and accounted for 11% of total sales for the three months ended September 30, 2014 as a result of declines in both sales volume and average selling price.

Gross profit decreased by $1.5 million, or 38%, to $2.4 million for the three months ended September 30, 2014 from $3.9 million for the same period of last year. Gross margin was 8.7% for the three months ended September 30, 2014, compared to 11.7% for the same period of last year. The decline in gross margin was mainly due to lower average selling price and the lack of sales of higher-margin Zinc coated products in the third quarter of this year.

Selling expenses increased by $0.1 million, or 84%, to approximately $0.3 million for the three months ended September 30, 2014, primarily due to higher transportation cost associated with new overseas' customers and higher commission fees. General and administrative expenses increased by $0.4 million, or 49%, to approximately $1.3 million for the three months ended September 30, 2014 mainly due to a $0.3 million increase in research and development expenses and a $0.1 million increase in bad-debt provision. Operating income and operating margin were $0.9 million and 3.1% for the three months ended September 30, 2014, compared to $2.9 million and 8.7% for the same period of last year, respectively.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation decreased by $1.2 million, or 72%, to $0.5 million for the three months ended September 30, 2014 from $1.7 million for the same period of last year. Earnings per share, both basic and diluted, was $0.02 for the three months ended September 30, 2014, versus $0.08 for the same period of last year.

Nine Months Ended September 30, 2014 Financial Results

	For the Nine Months Ended September 30,
($ millions, expect per share data)	2014	2013	% Change
Revenue	$91.8	$71.9	28%
Gross profit	$8.8	$8.5	3%
Gross margin	9.6%	11.8%	-2%
Operating income	$4.2	$5.6	-26%
Operating margin	4.6%	7.9%	-3%
Net income attributable to Ossen Innovation	$2.4	$2.5	-1%
EPS	$0.12	$0.12	-1%

For the nine months ended September 30, 2014, revenue increased by $19.9 million, or 28%, to $91.8 million from $71.9 million for the same period of last year as sales of plain surface PC strands, Rare Earth and Zinc coated products all grew on a year-over-year basis. The sales of coated PC steel materials, including Rare Earth and Zinc coated products, increased by $19.1 million, or 31%, to $80.9 million and accounted for 88% of total sales for the nine months ended September 30, 2014. The sales of Rare Earth and Zinc coated products were $71.9 million and $9.0 million, respectively, for the nine months ended September 30, 2014, compared to $54.1 million and $7.7 million for the same period of last year. The sales of plain surface PC strands also increased by $0.8 million, or 8%, to $10.9 million and accounted for 12% of total sales for the nine months ended September 30, 2014.

Gross profit increased by $0.3 million, or 3%, to $8.8 million for the nine months ended September 30, 2014 from $8.5 million for the same period of last year. Gross margin was 9.6% for the nine months ended September 30, 2014, compared to 11.8% for the same period of last year. The decline in gross margin was mainly due to a decrease in the average unit selling price in 2014 compared to the prior year period.

Selling expenses increased by $0.1 million, or 29%, to approximately $0.6 million for the nine months ended September 30, 2014. General and administrative expenses increased by $1.6 million, or 68%, to approximately $4.0 million for the nine months ended September 30, 2014 mainly due to increase in research and development expenses. Operating income and operating margin were $4.2 million and 4.6% for the nine months ended September 30, 2014, compared to $5.6 million and 7.9% for the same period of last year, respectively.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation decreased by $0.1 million, or 1%, to $2.4 million for the nine months ended September 30, 2014 from $2.5 million for the same period of last year. Earnings per share, both basic and diluted, was $0.12 for the nine months ended September 30, 2014, essentially unchanged from the same period of last year.

Balance Sheet and Cash Flows

The Company had approximately $23.1 million of cash and restricted cash as of September 30, 2014, compared to $32.9 million at December 31, 2013. Accounts receivable were $49.3 million as of September 30, 2014, compared to $48.2 million at December 31, 2013. The days sales of outstanding were 154 days for the three months ended September 30, 2014, compared to 150 days for the year of 2013. The balance of prepayment to suppliers for raw materials totaled $43.3 million as of September 30, 2014, compared to $50.6 million at December 31, 2013. The Company had inventories of $24.1 million as of September 30, 2014, compared to $18.8 million at the end of last year. Total working capital was $98.2 million as of September 30, 2014, compared to $85.7 million at December 31, 2013.

Net cash provided by operating activities was $7.5 million for the nine months ended September 30, 2014, compared to $18.0 million for the same period of last year. Net cash used in investing activities was $7.8 million for the nine months ended September 30, 2014, compared to $14,806 for the same period of last year. Net cash provided by financing activities was $1.4 million for the nine months ended September 30, 2014, compared to net cash used in financing activities of $21.9 million for the same period of last year. The Company's 81% owned subsidiary in Ma'anshan, Ossen Innovation Materials Co., Ltd. ("Ossen Materials") completed a private placement of RMB 100 million (approximately $16.2 million) in aggregate principal amount of bonds to certain accredited investors in China (the "Offering") and received net proceeds of $15.4 million for the purpose to retire it's regular bank loans during the third quarter of 2014. The bonds bear a fixed interest rate of 10.75 per cent per annum, payable annually in arrears, and mature on September 2, 2016. China-based GuoYuan Securities Co., Ltd. acted as sole placement agent for the Offering.

Recent Development

On December 1, 2014, the Company announced that it had been awarded approximately $11.4 million contracts to supply its PC strands/wires, both plain surface and coated, for the construction of three bridges in Jiaozuo, Henan Province, Ji'an, Jiangxi Province, and Zhaoqing, Guangdong Province. The constructions of these bridges are expected to last over a year with product delivery to start in December 2014.

On November 25, 2014, our chairman, Dr. Tang, was recognized as one of the national winners of "National Outstanding Contributors" at the Fourth National Outstanding Contributors Awards Ceremony. Sponsored by four national ministries, the National Outstanding Contributors Award is a flagship national award given every other year to individuals who have made significant contributions to the society.

On October 9, 2014, the Company provided an update on its supply contract to provide 5,000 tons of plain surface products to the 205 National Highway reconstruction project in Anhui Province (the "Project"). The Project, which was originally secured in December 2013 and subsequently suspended due to the delay of a geological survey, had resumed with the delivery of our plain surface products to commence in late 2014 or early 2015.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Ossen Innovation Third Quarter 2014 Conference Call" or be prepared to utilize the conference ID.

Conference Call	Ossen Innovation Third Quarter 2014 Conference Call
Date:	Monday, December 29, 2014
Time:	8:30 am Eastern Time, U.S.
Conference Line Dial-In (U.S.):	+1-845-675-0437
International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 4006208038 China, Domestic: 8008190121
Conference ID:	58509895

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through January 6, 2015. To listen, please call +1-855-452-5696 within the United States or +1-646-254-3697 if calling internationally. Utilize the pass code 58509895 for the replay.

This call is being webcast and can be accessed by clicking on this link: http://edge.media-server.com/m/p/irvv26je

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd. Feng Peng, Chief Financial Officer Email: feng.peng@ossencorp.com Phone: +86-21-6888-8886 Web: www.osseninnovation.com

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2014	2013
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$3,320,365	$1,139,450
Restricted cash	19,822,389	31,783,670
Notes receivable - bank acceptance notes	14,622,971	2,421,581
Accounts receivable, net of allowance for doubtful accounts of $1,515,522 and $1,336,177 at September 30, 2014 and December 31,2013, respectively	49,301,453	48,200,076
Inventories	24,059,857	18,750,770
Advance to suppliers	43,264,393	50,614,815
Other current assets	770,996	3,447,886
Notes receivable from related party - bank acceptance notes	-	12,915,099
Total Current Assets	155,162,424	169,273,347
Property, plant and equipment, net	7,461,918	8,458,121
Land use rights, net	4,253,533	4,297,849
Prepayment for plant and equipment	7,798,918	-
TOTAL ASSETS	$174,676,793	$182,029,317

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$28,758,510	$50,990,427
Short-term bank loans	23,559,231	27,283,147
Accounts payable	315,343	503,944
Customer deposits	2,894,437	2,908,271
Income tax payable	457,087	232,541
Other payables and accrued expenses	918,959	1,549,748
Due to related party	-	16,911
Due to shareholder	100,000	50,000
Total Current Liabilities	57,003,567	83,534,989
Bond payable	15,927,517	-
TOTAL LIABILITIES	72,931,084	83,534,989

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued; 19,901,959 shares outstanding as of September 30, 2014 and December 31, 2013, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	4,868,443	4,615,699
Retained earnings	43,702,367	41,518,259
Treasury stock, at cost: 98,041 shares as of September 30, 2014 and December 31, 2013, respectively	(96,608)	(96,608)
Accumulated other comprehensive income	8,281,672	7,646,562
TOTAL SHAREHOLDERS' EQUITY	90,927,329	87,855,367
Non-controlling interest	10,818,380	10,638,961
TOTAL EQUITY	101,745,709	98,494,328
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$174,676,793	$182,029,317

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,		FOR THE NINE MONTHS ENDED SEPTEMBER 30,
	2014	2013	2014	2013
REVENUES	$27,854,785	$33,118,243	$91,812,445	$71,897,988
COST OF GOODS SOLD	25,441,673	29,239,480	83,030,331	63,407,366
GROSS PROFIT	2,413,112	3,878,763	8,782,114	8,490,622
Operating Expenses:
Selling and distribution expenses	293,161	159,249	565,957	439,357
General and administrative expenses	1,263,169	848,110	4,032,921	2,406,865
Total Operating Expenses	1,556,330	1,007,359	4,598,878	2,846,222
INCOME FROM OPERATIONS	856,782	2,871,404	4,183,236	5,644,400
Other Income (Expenses):
Financial expenses, net	(484,152)	(727,244)	(1,608,610)	(2,458,130)
Other income, net	244,935	38,232	472,356	134,143
INCOME BEFORE INCOME TAXES	617,565	2,182,392	3,046,982	3,320,413
INCOME TAXES	(89,857)	(333,683)	(430,711)	(577,733)
NET INCOME	527,708	1,848,709	2,616,271	2,742,680
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	60,344	172,305	179,419	287,858
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO.,LTD AND SUBSIDIARIES	467,364	1,676,404	2,436,852	2,454,822
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain, net of tax	31,441	591,937	635,110	2,524,920
TOTAL OTHER COMPREHENSIVE INCOME	31,441	591,937	635,110	2,524,920
COMPREHENSIVE INCOME	498,805	2,268,341	3,071,962	4,979,742
EARNINGS PER ORDINARY SHARE Basic and diluted	$0.02	$0.08	$0.12	$0.12
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING Basic and diluted	$19,901,959	$19,901,959	$19,901,959	$19,901,959

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

(Unaudited)
	Total Ossen Innovation Co., Ltd. Shareholders' Equity
						Accumulated
	Ordinary Shares				Additional	Other			Non
	$0.01 Par Value		Treasury Stock		Paid-in	Comprehensive	Statutory	Retained	Controlling
	Shares	Amount	Shares	Amount	Capital	Income	Reserve	Earnings	Interest	Total

Balance at December 31, 2013	20,000,000	200,000	(98,041)	(96,608)	33,971,455	7,646,562	4,615,699	41,518,259	10,638,961	98,494,328
Net income	-	-	-	-	-	-	-	2,436,852	179,419	2,616,271
Transfer to statutory reserve	-	-	-	-	-	-	252,744	(252,744)	-	-
Foreign currency translation	-	-	-	-	-	635,110	-	-	-	635,110
adjustment
Balance at September 30, 2014	20,000,000	$200,000	(98,041)	$(96,608)	$33,971,455	$8,281,672	$4,868,443	$43,702,367	$10,818,380	$101,745,709

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,616,271	$2,742,680
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	1,160,345	1,152,788
Share-based compensation expense		-
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(1,101,377)	(5,359,744)
Inventories	(5,309,087)	(6,765,517)
Advance to suppliers	7,350,422	22,390,059
Other current assets	2,676,891	(301,259)
Notes receivable - bank acceptance notes	(12,201,390)	394,079
Notes receivable from related party - bank acceptance notes	12,915,099	1,830,208
Increase (Decrease) In:
Accounts payable	(188,602)	(163,724)
Customer deposits	(13,834)	1,443,528
Income tax payable	224,545	(304,130)
Other payables and accrued expenses	(630,789)	449,408
Due to related party	(16,911)	467,252
Due to shareholders	50,000
Net cash provided by operating activities	7,531,583	17,975,628
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(36,984)	(14,806)
Prepayment for plant and equipment	(7,807,417)	-
Net cash used in investing activities	(7,844,401)	(14,806)
CASH FLOWS FROM FINANCING ACTIVITIES:
(Increase) Decrease in restricted cash	11,961,281	(7,287,207)
Proceeds from short-term bank loans	17,078,725	28,766,506
Repayments of short-term bank loans	(20,982,433)	(49,171,458)
Repayments of long-term bank loans	-	(4,503,563)
Proceeds from notes payable-bank acceptance notes	44,079,375	62,406,511
Repayment of notes payable-bank acceptance notes	(66,663,956)	(52,112,653)
Proceeds from bond payable	15,940,143	-
Net cash provided by/(used in) financing activities	1,413,135	(21,901,864)
DECREASE IN CASH AND CASH EQUIVALENTS	1,100,317	(3,941,042)
Effect of exchange rate changes on cash	1,080,598	4,242,895
Cash and cash equivalents at beginning of period	1,139,450	1,996,764
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,320,365	$2,298,617
SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$528,663	$884,946
Interest paid	$1,568,976	$2,428,135
Non-cash transactions:
Appropriation to statutory reserve	$252,744	$298,596

	Three Months Ended September 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$527,708	$1,848,709
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	389,223	383,139
Share-based compensation expense		-
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(5,315,309)	(1,290,529)
Inventories	(3,436,528)	(1,343,507)
Advance to suppliers	3,818,770	17,239,266
Other current assets	157,152	(294,734)
Notes receivable - bank acceptance notes	2,432,174	-
Increase (Decrease) In:
Accounts payable	(66,827)	(6,694,566)
Customer deposits	(852,819)	(3,370,578)
Income tax payable	26,847	(69,176)
Other payables and accrued expenses	89,514	330,731
Due to related party	(76,245)	(1,121,686)
Net cash provided by/(used in) operating activities	(2,306,340)	5,617,069
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(34,475)	(493)
Prepayment for plant and equipment	(7,807,417)	-
Net cash used in investing activities	(7,841,892)	(493)
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(5,192,389)	(1,974,345)
Proceeds from short-term bank loans	5,681,600	14,215,839
Repayments of short-term bank loans	(6,491,803)	(16,544,377)
Repayments of long-term bank loans	-	(4,503,563)
Proceeds from notes payable-bank acceptance notes	14,772,483	16,600,338
Repayment of notes payable-bank acceptance notes	(11,982,180)	(14,795,037)
Proceeds from bond payable	15,940,143	-
Net cash provided by/(used in) financing activities	12,727,854	(7,001,145)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,579,622	(1,384,569)
Effect of exchange rate changes on cash	8,970	949,486
Cash and cash equivalents at beginning of period	731,773	2,733,700
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,320,365	$2,298,617
SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$82,453	$402,645
Interest paid	$363,022	$682,581
Non-cash transactions:
Appropriation to statutory reserve	$44,763	$171,856